June 1, 2005



Via US Mail and Facsimile

Mr. Timothy R. Horne
Chief Financial Officer
1131 North DuPont Highway
Dover, Delaware 19901

Re:	Dover Downs Gaming & Entertainment, Inc.
	Form 10-K for the year ended December 31, 2004
	Form 10-Q for the quarter ended March 31, 2005
	Commission file #: 001-16791

Dear Mr. Horne:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,


								Linda Cvrkel
      Branch Chief